UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. __ *)

FBC Holding, Inc.
(Name of Issuer)
Common
(Title of Class of Securities)
30250C107
(CUSIP Number)
Robert Roever, Capitoline Ventures II, LLC 244 West 54th Street, NY, NY 10019, (212) 508-4754
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Capitoline Ventures II, LLC.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 26 3550908

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
New York

	7	SOLE VOTING POWER:

NUMBER OF	8	SHARED VOTING POWER:
SHARES
BENEFICIALLY
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON
WITH
	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
236,894,989

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

Amendment No. 2 to Schedule 13G

This Amendment No 2 to Schedule 13G (this “Amendment”) is being filed by Capitoline Ventures II, LLC, a New York limited liability company (the “Reporting Person”). This Amendment is being filed for the purpose of reporting the sale of shares of Common Stock.

Except as amended hereby, the original Schedule 13G filed by the reporting person on [November 30, 2012] remains in full force and effect and shall be read together with this Amendment. Capitalized terms not defined herein shall have the meaning ascribed to them in the Original 13G.

ITEM 5                      INTEREST IN SECURITIES OF THE ISSUER

a) The Reporting Person beneficially owns 0 shares of Common Stock of the Issuer. Based on a total of 2,216,225,490 outstanding shares of Common Stock of the Issuer (based on the information provided by the Issuer) and further in accordance with the beneficial ownership rules, the shares of Common Stock of the Issuer beneficially owned by the Reporting Person represent approximately 0% of the Issuer’s Common Stock.

b) The Reporting Person has sole voting power and sole dispositive power with respect to the 0 shares beneficially owned by it.

Item No. 5 is further amended by supplementing section (c) thereof with the following schedule of sales of Common Stock of Issuer:

c)

On November 3, 2012 the Reporting Person sold 46,950,554 shares of Common stock in the open market at an average sales price of $0.00043 per share.

On November 12, 2012 the Reporting Person sold 55,000,000 shares of Common stock in the open market at an average sales price of $0.00029 per share.

On November 12, 2012 the Reporting Person sold 13,527,629 shares of Common stock in the open market at an average sales price of $0.00029 per share.

On November 14, 2012 the Reporting Person sold 35,188,000 shares of Common stock in the open market at an average sales price of $0.00038 per share.

On November 6, 2012 the Reporting Person sold 5,000,000 shares of Common stock in the open market at an average sales price of $0.0003 per share.

On November 12, 2012 the Reporting Person sold 2,000,000 shares of Common stock in the open market at an average sales price of $0.0003 per share.

On November 15, 2012 the Reporting Person sold 2,000,000 shares of Common stock in the open market at an average sales price of $0.0004 per share.

On November 19, 2012 the Reporting Person sold 5,000,000 shares of Common stock in the open market at an average sales price of $0.0004 per share.

On November 20, 2012 the Reporting Person sold 5,000,000 shares of Common stock in the open market at an average sales price of $0.0004 per share.

On November 20, 2012 the Reporting Person sold 33,786,000 shares of Common stock in the open market at an average sales price of $0.0003 per share.

On November 20, 2012 the Reporting Person sold 33,442,401 shares of Common stock in the open market at an average sales price of $0.0003 per share.

Item No. 5 is further amended by inserting the following section (d) therein:

(d) On November 30, 2012, the Reporting Person ceased to be the beneficial of more than 5% of the Issuer’s Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2012

	By:	/s/ Robert Roever
Name Robert Roever
Title Managing Member